Exhibit 8.1

Subsidiaries	Country of Incorporation	Voting Interest
Biodexa Australia PTY Ltd	Australia	100%
Biodexa Ireland Ltd	Republic of Ireland	100%
Biodexa US, Inc.	United States	100%
Biodexa Pharma (Wales) Limited	England and Wales	100%
Biodexa Ltd	England and Wales	100%